UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GEOSPACE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Texas	001-13601	76-0447780
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7007 Pinemont Drive Houston, Texas	77040-6601
(Address of principal executive offices)	(Zip Code)

Robert L. Curda

(713) 986-4444

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Introduction

Geospace Technologies Corporation (“Geospace,” or the “Company”, “we” or “us”, and other similar words) presents this Form SD Specialized Disclosure Report (“Form SD”) to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”) for the reporting year ended on December 31, 2020.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. “Conflict minerals” is defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products, excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

Company Overview

Geospace principally designs and manufactures seismic instruments and equipment. We primarily market our seismic products to the oil and gas industry to locate, characterize and monitor hydrocarbon producing reservoirs. We also market our seismic products to other industries for vibration monitoring, border and perimeter security and various geotechnical applications. We design and manufacture other products of a non-seismic nature, including water meter products, imaging equipment and offshore cables.

Geospace’s oil and gas products include wireless seismic data acquisition systems, reservoir characterization products and services, and traditional seismic exploration products such as geophones, hydrophones, leader wire, connectors, cables, marine streamer retrieval and steering devices and various other seismic products.

Geospace’s adjacent market products include water meter products, imaging equipment, offshore cables and seismic sensors used for vibration monitoring and geotechnical applications. Included in the Company’s imaging equipment products are electronic pre-press products that employ direct thermal imaging and digital inkjet printing technologies targeted at the commercial graphics, industrial graphics, textile and flexographic printing industries. The Company’s emerging markets products are used for perimeter security, including a detection system used for border and perimeter security surveillance, cross-border tunneling detection and other products targeted at movement monitoring, intrusion detection and situational awareness.

Item 1.01	Conflict Minerals Disclosure and Report

(a)    The Company manufactures products for which conflict minerals are necessary to the functionality or production. Consequently, for those conflict minerals, Geospace has conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from a scrap or recycled source (as defined in Item 1.01(d)(6) of Form SD). Because Geospace also purchases pre-manufactured assemblies for integration into the products it manufactures, its RCOI was also directed toward suppliers of those assemblies.

Conflict Minerals Disclosure

(b)    The Company conducted a multi-step RCOI for the 2020 calendar year. First, the Company compiled a list of all suppliers that provided pre-manufactured assemblies or raw materials. The Company then requested that each of those suppliers complete a Conflict Mineral Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”). In the CMRT, suppliers were prompted to disclose whether their assemblies contain conflict minerals and, if so, the name of the smelter used to process the conflict minerals. Approximately 100% of suppliers provided a response.

For those supplier responses that indicated that their assemblies contain conflict minerals, not all suppliers had known smelters at the time of reporting or 100% reporting from their supply chain. For those suppliers that had known smelters and refiners, the Company then compared the smelters and refiners identified in those responses to the list of smelters that are complaint with the Conflict-Free Smelter Program audit protocols, as determined by RMI, which is published on RMI’s website. All smelters that were indicated as being located in the Covered Countries and which were indicated as having been used by the Company’s suppliers are included on RMI’s list of compliant smelters. Based on this information, Geospace has determined that it does not have reason to believe that any of its necessary conflict minerals may have originated in a Covered Country.

The information disclosed in this Form SD and the Company’s Conflict Minerals Policy may be found under the “Customer & Supplier Relations” section of the Company’s website at http://www.geospace.com.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GEOSPACE TECHNOLOGIES CORPORATION

Date: May 24, 2021

	By:	/s/ Robert L. Curda
Robert L. Curda
Vice President, Chief Financial Officer and Secretary